EXHIBIT 1A-4

FORM OF SUBSCRIPTION AGREEMENT FOR

VIVA CONSULTING GROUP INC.

UNITS OF PREFERRED STOCK AND DIVIDEND COUPONS

ViVA Consulting Group Inc.
3 Dairyfield Court
Rockville, MD 20852
USA

Ladies and Gentlemen:

The undersigned ("*Investor*") hereby tenders this Subscription and Security Agreement for Units of Preferred Stock and Dividend Coupons (this "*Agreement*") in accordance with and subject to the terms and conditions set forth herein. Capitalized terms used in this Agreement shall have the respective meanings assigned herein.

1.   Subscription.

This Agreement relates to the offering and sale of up to Fifty Thousand Units (50,000) of Preferred Shares Unit of the Company for an aggregate, maximum gross dollar offering of Five Million and 00/100 ($5,000,000) Dollars (the "Offering") The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each Unit will be offered at its principal amount, One Hundred and 00/100 ($100/00) Dollars. There is a minimum purchase amount of hundred (100) Units, for an aggregate purchase price of Ten Thousand and 00/100 ($10,000/00) Dollars.

THE INVESTOR UNDERSTANDS AND AGREES THAT THE VALUE OF THE PREFERRED STOCK AND THE DIVIDEND COUPONS ARE BASED SOLELY ON THE UNDERLYING VALUE OF A PROJECT COMPANY INCORPORATED IN UGANDA ("Project Company"), AND THE PROJECT AND ASSOCIATED RISKS WERE CLEARLY IDENTIFIED IN THE PROSPECTUS.

The Investor hereby irrevocably subscribes for and agrees to purchase Units in the amount equal to the purchase price set forth on the signature page hereto (the "*Purchase Price*"). The Purchase Price shall be calculated by multiplying the total number of Units purchased by $100. A Unit will consist of a share of Preferred Stock, entitling the holder to a fixed dividend of 10% per annum until repurchase by the Company at face value, and a Coupon for Dividends equal to 0.0003% of project dividends which becomes active after the Preferred Stock is repurchased by the Company.

The Preferred Stock shall mature on the date that is forty-eight (48) months from the Initial Closing Date (as defined below) ("*Maturity Date*"). The Preferred Stock will be repurchased at face value on the Maturity Date in the form of cash repayment in United States Dollars. Dividends from Preferred Stock will be paid annually on the anniversary of the Closing Date in the form of cash repayment in United States Dollars. Dividends on the Coupon will be paid within 30 days of each calendar in the event that (i) Shares have been repurchased by the Company and (ii) a dividend is declared by the Company.

Simultaneously with the execution of this Agreement, the Investor shall deliver to the Company a check or money order to "ViVA Consulting Group Inc.", or arrange a wire transfer to be sent to an account designated by the Company, in the amount equal to the Purchase Price.

Proceeds from subscriptions for the Units will be immediately available for use by the Company.

1.1   The Investor understands that it will not earn interest on any funds held by the Company prior to the Company's acceptance of the Investor's subscription. The initial closing of the Offering (the "***Initial Closing***") will take place upon the receipt and acceptance by the Company of one or more subscriptions for Units in the Offering. The Company may immediately use the proceeds from subscriptions upon acceptance by the Company of any such subscription. The date of the Initial Closing is referred to herein as the "***Initial Closing Date***". The Company may hold additional interim closings ("***Additional Closings***") after the Initial Closing provided that the terms of the Offering are the same for each closing. Any such Additional Closings shall occur on one or more dates (each, an "***Additional Closing Date***"). The Initial Closing Date and the Additional Closing Dates are referred to herein as a "***Closing Date***"; the last Closing is referred to herein as the "***Final Closing***"). Upon receipt by the Company of the requisite payment for all Units to be purchased by the Investors whose subscriptions are accepted at the Initial Closing or any Additional Closing, as applicable, and subject to the satisfaction of certain conditions, the Units so purchased will be issued in the name of each such Investor as of the date of the Initial Closing, Additional Closing, or Final Closing, as applicable.

1.2   The Company expects to use the proceeds of this Offering primarily for implementation of a Single Window Online Compliance system for property owner registration and land transaction management in the Kingdom of Buganda within the country of Uganda, and to expand business development and corporate support operations for its affiliates (the "***Project***"). The Project is operated by an Affiliate of ViVA, ViVA Compliance Technologies Uganda Ltd ("ViVA Uganda" or "Project Company"), a corporation duly registered in the country of Uganda for the purpose of implementing the Project.

1.3   The Investor hereby agrees to be bound hereby upon execution and delivery by such Investor and the Company of the signature page to this Agreement.

1.4   The Offering will end no later than June 1, 2017. The Company may end the Offering any time after selling the minimum number of Units prior to June 1, 2017. In addition, if the Company abandons the Project for any reason prior to June 1, 2017, the Company will terminate the offering and return offering proceeds to the Investor, including nominal interest. The Company reserves the right to cancel or modify the Offering and to reject subscriptions.

2.   Company Representations and Warranties.

2.1   The Company represents and warrants that as of the date of this Agreement:

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, entitled to own its property of a material nature and to carry on its business of a material nature as and in places where such property is now owned or operated and such business is conducted except where the failure to so qualify will not have a material adverse effect on the Company.

(b)   This Agreement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c)   The Company, by appropriate and required company action, has duly authorized the execution of this Agreement, and the issuance and delivery of the Units to the Investor.

(d)   No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party or to which any of its properties or assets are subject is required for the execution, delivery or performance by the Company of this Agreement or the issuance of the Units to the Investor.

(e)   The Company's performance of this Agreement and compliance with the provisions hereof will not violate any provision of any applicable law, the Certificate of Incorporation or the Bylaws of the Company, and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the properties or assets of a material nature of the Company pursuant to the terms of any indenture, mortgage, deed of trust or other agreement or instrument binding upon the Company.

(f)   There is no action, suit, inquiry, investigation or other proceeding pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties or assets, at law or in equity.

3.   Early Redemption.

3.1 Sale of Project Company. If the Company sells the Project Company prior to the Maturity Date, or prior to repurchase of Shares, then the Company may redeem the Shares and Coupons so long as the Shares are repurchased at face value, and the Coupons are redeemed for a fair market price as determined by the sale price of the Project Company and a valuation from a qualified third party firm.

3.2 Early Redemption by Investor. The Investor may not require the Company to repurchase any Shares, in whole or in part, before the Maturity Date.

4.   Transfer Restrictions.

4.1   The Investor acknowledges he has read and understands the accompanying Form 1/A Statement filed with the Securities and Exchange Commission with regard to transfer restrictions that may be applicable to the Units.

4.2   The Units may not be transferred except in a transaction that is in compliance with the Act and State Acts. It is a condition to any such transfer that the Company shall be furnished with an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Company to the effect that the proposed transfer would be in compliance with the Act and State Acts.

5.   Investor Representations. Investor hereby represents, warrants and acknowledges and agrees with the Company as follows:

5.1   The Investor has received all information the Investor considers necessary or advisable to make an informed decision with respect to purchase of and subscription for the Units.   In particular, the Investor has received and has thoroughly read and evaluated the Prospectus. The Investor has had an opportunity to inspect relevant documents relating to the organization and operations of the Company. Investor acknowledges that all documents, records and books pertaining to this investment that the Investor has requested have been made available for inspection by Investor and Investor's attorney, accountant or other adviser(s).

5.2   Investor and/or Investor's advisor(s) has/have had a reasonable opportunity to ask questions of and receive answers and to request additional relevant information from a person or persons acting on behalf of the Company concerning the Offering and all such questions have been answered to the full satisfaction of Investor and such information requested has been provided by the Company.

5.3   If Investor is a natural person, Investor has adequate means of providing for Investor's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Units for an indefinite period of time, has no need for liquidity in such investment and, at the present time, could afford a complete loss of such investment. Investor further acknowledges that Investor has read the written materials provided by the Company.

5.4   Investor or Investor's purchaser representative, as the case may be, has such knowledge and experience in financial, tax and business matters so as to enable Investor to utilize the information made available to Investor in connection with this subscription to evaluate the merits and risks of an investment in the Units and to make an informed investment decision with respect thereto.

5.5   Investor represents that Investor is purchasing the Units for Investor's own account, for investment and not with a view to resale or distribution except in compliance with the Act and the restrictions contained in the immediately preceding sentence.

5.6   Investor recognizes that investment in the Units involves substantial risks, including loss of the entire amount of such investment, has taken full cognizance of and understands all of the risks related to a purchase of the Units.

5.7   If this Agreement is executed and delivered on behalf of a partnership, corporation, trust or estate:

(i) such partnership, corporation, trust or estate has the full legal right and power and all authority and approval required (a) to execute and deliver, or authorize execution and delivery of, this Agreement and all other instruments executed and delivered by or on behalf of such partnership, corporation, trust or estate in connection with the purchase of the Units, (b) to delegate authority pursuant to a power of attorney and (c) to purchase and hold such Units; and (ii) the signature of the party signing on behalf of such partnership, corporation, trust or estate is binding upon such partnership, corporation, trust or estate.

5.8   If Investor is a retirement plan or is investing on behalf of a retirement plan, Investor acknowledges that an investment in the Units poses risks in addition to those associated with other investments, including the inability to use losses generated by an investment in the Units to offset taxable income.

6.   Understandings.

Investor understands, acknowledges and agrees with the Company as follows:

6.1   Investor hereby acknowledges and agrees that the Offering hereunder is irrevocable by Investor, that, except as required by law, Investor is not entitled to cancel, terminate or revoke this Agreement and that this Agreement shall survive the death or disability of Investor and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. If Investor is more than one person, the obligations of Investor hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

6.2   No federal or state agency has made any findings or determination as to the fairness of the terms of this Offering for investment nor any recommendations or endorsement of the Units.

6.3   There can be no assurance that Investor will be able to sell or dispose of the Units.

6.4   No person or entity acting on behalf, or under the authority, of Investor is or will be entitled to any broker's, finder's or similar fee or commission in connection with this Offering.

6.5   Investor acknowledges that the information furnished by the Company to Investor or its advisers in connection with Investor's purchase of the Units is confidential and nonpublic, and agrees that all such information shall be kept in confidence by Investor and neither used by Investor for Investor's personal benefit (other than in connection with this Subscription), nor disclosed to any third party for any reason; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible at the date hereof, (ii) becomes a part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision) or (iii) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription agreement entered into with the Company).

6.6   The representations, warranties and agreements of Investor contained herein and in any other writing delivered in connection with this Subscription shall be true and correct in all material respects on and as of the date of the sale of the Units to Investor as if made on and as of such date and shall survive the execution and delivery of this Agreement and the purchase of the Units by Investor.

6.8   The Shares will be unsecured, senior obligations of the Company, ranking senior to Common Stock, *pari passu* to other Preferred Shares, and subordinate to all other unsecured and unsubordinated debt obligations of the Company. The Shares will be recourse obligations against the Company and will not be secured by any collateral other than the Project company revenues and assets as described in the Prospectus.

7.   Indemnification.

7.1   The Company shall indemnify and hold harmless Investor and each officer, director or control person of Investor from any and all damages, losses, liabilities obligations, commitments and expenses (including attorneys' fees and expenses) incurred by any of such person by reason of or arising from the breach of any representation, warranty or covenant of the Company contained in this Agreement.

7.2   Investor shall indemnify and hold harmless the Company and each officer, director or control person of Investor from any and all damages, losses, liabilities obligations, commitments and expenses (including attorneys' fees and expenses) incurred by any of such person by reason of or arising from the breach of any representation, warranty or covenant of Investor contained in this Agreement.

8.   Miscellaneous.

8.1   Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Company, addressed to it at the address set forth below:

ViVA Consulting Group Inc.
3 Dairyfield Court
Rockville, Maryland 20852
Attention: Michel Vachon, Managing Director Legal and Finance

, and in the case of Investor to the address for correspondence set forth below on the signature page.

8.2   This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, and shall be binding upon the parties hereto and their respective heirs, estate, legal representatives, successors and assigns. If any provision of this Agreement is invalid or unenforceable under any applicable statute of rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

8.3   Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Company, addressed to it at the address set forth at the top of this Agreement, and in the case of Investor to the address set forth on the signature page attached hereto.

8.4   In any action, proceeding or counterclaim brought to enforce any of the provisions of this Agreement or to recover damages, costs and expenses in connection with any breach of the Agreement, the prevailing party shall be entitled to be reimbursed by the opposing party for all of the prevailing party's attorneys' fees, costs and other out-of-pocket expenses incurred in connection with such action, proceeding or counterclaim.

8.5   Amendment. The terms and conditions of this Agreement and the Units may be amended only by the written agreement of the Company and the Investor.

8.6   This Agreement (including the Exhibits attached hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth herein. This Agreement supersedes all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.

8.7   General Instructions and Signature Page. Attached to this Subscription Agreement is a one-page "Subscription Agreement General Instructions" setting forth the steps necessary to subscribe for Units of the Company in the Offering, along with a one-page "Subscription Agreement Signature Page".

RIGHTS OF PREFERRED STOCK AND COUPON HOLDERS

Preferred Stock – Series A

The Preferred Stock offered in this Offering is designated as Series A.

1. Underlying Investment.

(a) The underlying value of the Series A Preferred Stock is derived from a Ugandan project company, ViVA Compliance Technologies Uganda Ltd ("ViVA Uganda" or "Project Company"), that is held by an Affiliate of the Corporation. The Company holds a majority stake in the Contract between ViVA Uganda and the Buganda Land Board, which provides the revenue base to make dividend payments and to repurchase the preferred stock at maturity. Dividends for the stock rank as a senior debt obligation from ViVA Uganda to the Corporation, and from the Corporation to the shareholder.

2. Dividends.

(a) The Corporation shall not declare or pay any dividends or distributions on shares of Common Stock until the holders of the Series A Preferred Stock then outstanding shall have first received, or simultaneously receive, a like distribution on each outstanding share of Series A Preferred Stock, in an amount at least equal to the product of the per share amount, if any, of the dividends or distributions to be declared, paid or set aside for the Common Stock.

(b) Dividends shall be paid annually to Series A Preferred Stock shareholders, at 10% of face value of the Stock. Dividend payments rank *pari passu* with all unsecured obligations of the Corporation.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales of the Project Company.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Project Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Project Company available for distribution to its stockholders, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock by reason of their ownership thereof, an amount equal to $100 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid on such shares. If upon any such liquidation, dissolution or winding up of the Project Company the remaining assets of the Project Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock in the Corporation the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Project Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Corporation ranking on Project Company liquidation prior to and in preference to the Common Stock, upon the dissolution, liquidation or winding up of the Project Company, the remaining assets and funds of the Project Company available for distribution to its stockholders shall be distributed among the shareholders of the Project Company.

4. Voting.

(a) Series A Preferred Stock have no voting rights with the Corporation or the Project Company, unless a vote of Series A Preferred Stockholders is required per the terms identified in the Negative Covenants section 7 below.

5. Right to Registration

(a) In the event that the Corporation is unable to redeem the Series A Preferred Stock by the Mandatory Redemption Date (defined below), then the Corporation will seek to register the Series

A Preferred Stock with the SEC to create a public market for the shares.

6. <u>Redemption.</u>

(a) The Corporation will, subject to the conditions set forth below, on the fourth anniversary of the issuance of Series A Preferred Stock ("Mandatory Redemption Date"), redeem the stock at the original face value of $100 per share.

(b) If the Project Company has not repaid the Promissory Note to the Corporation, or if for any other reason the funds of the Corporation legally available for redemption of the Series A Preferred Stock on any Mandatory Redemption Date are insufficient to redeem the number of shares of the Series A Preferred Stock required under this Section 6 to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably in proportion to the respective amounts which would otherwise be payable to the holders of Series A Preferred Stock if the funds of the Corporation legally available therefor had been sufficient to redeem all shares required to be redeemed on such date. At any time thereafter when additional funds of the Corporation become legally available for the redemption of the Series A Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem, to the extent of the available funds and in the same proportion as set forth in the preceding sentence, the balance of the shares which the Corporation was theretofore obligated to redeem.

(c) Unless there shall have been a default in payment of the Mandatory Redemption Price, on the applicable Mandatory Redemption Date all rights of each holder of shares of Series A Preferred Stock as a stockholder of the Corporation by reason of the ownership of such shares will cease, except the right to receive the Mandatory Redemption Price for such shares, without interest, upon presentation and surrender of the certificate representing such shares, and such shares will not from and after such Mandatory Redemption Date be deemed to be outstanding.

(d) Any Series A Preferred Stock redeemed pursuant to this Section 6 will be cancelled and will not under any circumstances be reissued, sold or transferred and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

7. <u>Negative Covenants.</u>

(a) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting, as the case may be, separately as a class; provided that if any such amendment, alteration or repeal adversely affects all of the Series A Preferred Stock in the same manner, such amendment or repeal shall require only the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, acting as a single class.

(b) So long as at least 10,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any dividend, stock split, combination or other similar recapitalization affecting such shares) are outstanding (or such lesser number of shares of Series A Preferred Stock as are then outstanding if the Corporation has, prior to such time, failed to redeem shares of Series A Preferred Stock when such redemption was due in accordance with Section 6 above), the Corporation shall not, without the prior written consent of the holders of shares of Series A Preferred Stock representing at least a majority of the combined votes represented by the outstanding shares of Series A Preferred Stock:

(i) authorize any shares of capital stock with preference or priority over the Series A Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Project Company or with superior vesting or redemption rights;

(ii) amend the Corporation's By-laws in a manner adverse to the holders of the Series A Preferred Stock;

(iii) declare or pay any dividends on Common Stock other than dividends payable solely in Common Stock;

(iv) redeem, repurchase or otherwise acquire (or pay into or set aside a sinking fund for such purpose) any shares of Common Stock at a price greater than the price at which they were originally issued;

(v) liquidate, dissolve or wind-up the Project Company;

(vi) make (or permit any subsidiary to make) any loan or advance to any person, including without limitation, any employee or director of the Corporation or any subsidiary, except (A) advances and similar expenditures in the ordinary course of business or (B) as approved by the Board of Directors; or

(vii) (A) merge with or into or consolidate with any other corporation (other than a merger of consolidation in which the stockholders of the Company immediately prior thereto own at least 80% of the outstanding voting stock of the surviving or acquiring corporation), (B) sell, lease, or otherwise dispose of all or substantially all, or a Significant Portion (as defined below), of its properties or assets (for this purpose, "Significant Portion" shall mean properties or assets with a fair market value equal to more than 35% of the book value of the Company's total properties or assets as of the end of the most recent fiscal quarter), or (C) acquire all or substantially all of the properties or assets of any other corporation or entity (except for consideration of less than 20% of the Corporation's consolidated net worth as of the end of the prior fiscal quarter.

8. Transfer Rights

(a) The Corporation shall not restrict the transfer of Series A Preferred Stock, so long as the transfer does not violate SEC or state securities laws.

Dividend Coupons – Coincident with Series A Preferred Stock

Dividend Coupons are issued at the same time as Series A Preferred Stock, in proportion to the amount of Stock issued. Dividend Coupons give the coupon holder the right to a fixed percentage of dividends declared by The Project Company after the Mandatory Redemption of the Series A Preferred Stock is completed. The percentage is fixed at the original time of stock purchase, and is equivalent to 0.0003% per share of stock. Coupons are not sold independently from Series A Preferred Stock, are issued in tandem with the stock, and constitute a separate covenant between the Corporation and the Coupon holder once the stock is redeemed.

1. Underlying Investment.

(a) The underlying value of the Coupons are derived from a Ugandan project company, ViVA Compliance Technologies Uganda Ltd ("ViVA Uganda" or "Project Company"), that is held by an Affiliate of the Corporation. The Company holds a majority stake in the Contract between ViVA Uganda and the Buganda Land Board, which provides the revenue base to make dividend payments on the Coupons.

2. Dividends.

(a) When the Project Company declares a dividend, a fixed percentage of that dividend will be transferred to the Corporation, which will then be issued to Coupon holders prorated to the original Shareholding of the purchaser of the Series A Preferred Stock. Dividend payments on the Coupons are solely dependent upon a dividend declaration and distribution from the Project Company to the Corporation.

(b) When a dividend is declared, dividends will be paid annually within thirty days of the end of the Calendar Year

(c) Dividends to Coupon holders will only be paid (i) after Mandatory Redemption is completed, and (ii) when the Project Company declares a dividend.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations
and Asset Sales of the Project Company.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Project Company, the holders of Coupons will not be entitled to any compensation.

(b) In the event of a sale of the Project Company after Mandatory Redemption is completed, Coupon holders are entitled to redemption under the terms set forth in (6) below.

4. Voting.

(a) Coupons have no voting rights.

5. Right to Registration

(a) Coupons will not be registered for public sale.

6. Redemption.

(a) Coupons have a $0 face value, and will not be redeemed by the Company unless (i) the Project Company is sold after Mandatory Redemption, and (ii) the future value of the Coupons are quantified and included in the sales price of the Project Company. The Corporation will use best efforts to include such quantification and valuation in any sale of the Project Company, but cannot guarantee that the Coupons will have residual value.

Dividend Policy

ViVA will pay dividends on Shares annually, calculated from the time of issuance, in the form of a cash payment in US Dollars. Dividends for Shares will be distributed in the form of a check or wire transfer within 5 business days of the end of each year or ownership until the Shares are repurchased by the Company, or in the event of Project failure until Project failure is declared by ViVA. Project failure will be declared in the event that ViVA abandons or otherwise declares the Project as a loss maker and unrecoverable. If ViVA sells the Project, Shares and Coupons will be redeemed at fair market value as determined by ViVA management and a qualified third party independent assessment, and in accordance with the terms of the sale.

If Shares are repurchased at the Maturity Date, then Shareholders will return their Share Certificates for payment. If ViVA is unable to repurchase the Shares at the Maturity Date for any reason, Shareholders will be provided with a notice describing the reason and including management's assessment for the timing and likelihood of repurchase. Unless the underlying project fails to generate profits or ViVA abandons, sells, or otherwise declares the project as unrecoverable, ViVA will continue to pay the fixed interest on the Shares until the Share repurchase is completed.

In the event that ViVA can buy back some, but not all, of the Shares, Share purchase priority will be equal to all investors.

After the Share repurchase is complete, ViVA will pay dividends on the Coupons according to the annual results of ViVA Uganda and any profit generated by the Contract between ViVA Uganda and the Buganda Land Board, which will be tabulated at the end of each calendar year. Once ViVA Uganda closes the books at the end of the year, ViVA management will review revenue projections and operating costs to determine an appropriate level of working capital to leave in the company. Remaining profit after local taxes are paid or withheld for payment will be issued as a Dividend. Based on the majority ownership of the underlying Contract between ViVA Uganda and the Buganda Land Board, ViVA will will transfer 15% of the declared Dividend if the offering is fully subscribed, and will transfer a prorated amount equal to 0.0003% for every Unit subscribed if not fully subscribed, to the Company for distribution to Coupon holders. ViVA expects to make the dividend determination, and if applicable the transfer, within 30 days of the end of each calendar year.

Any coupon payments, if applicable, will be prorated to the amount of time left in the calendar year during the first year after repurchase of the Preferred Shares.

Example calculation: In a calendar year, ViVA Uganda posts a net after tax profit of $1.25 million. ViVA management determines that ViVA Uganda should keep $250,000 in working capital to fund operations for the subsequent year, and $1 million is remaining to be declared as a Dividend. Each Dividend Coupon retains the right to a 0.0003% share in the declared Dividend of $1 million. $1 million * 0.0003% * 1 share = $3. If the full $5 million offering is subscribed, then the total dividends distributed to Coupon holders would be $1 million * 50,000 shares * 0.0003% = $150,000, which is equal to 15% of the total dividends declared by the company.

SUBSCRIPTION AGREEMENT GENERAL INSTRUCTIONS

General Instructions

This Subscription Agreement contains all documents necessary to subscribe for Units in the Offering.

You may subscribe for Units in the Offering by completing the Subscription Agreement in the following manner:

1. On line (a) of the Subscription Agreement Signature Page state the unit quantity and total purchase price amount in Units you wish to purchase.

Sign and state your address, telephone number and social security or other taxpayer identification number on the lines provided on the Subscription Agreement Signature Page and deliver the completed Subscription Agreement with payment of the entire purchase price of the Units subscribed for as set forth below. Payment should be made in United States Dollars by check made out to the Company or by wire transfer to the Company.

The completed and signed Subscription Agreement (including the Accredited Investor Questionnaire) and check (or wire transfer) for the purchase price should be sent to:

ViVA Consulting Group Inc.
3 Dairyfield Court
Rockville, Maryland 20852
Attention: Michel Vachon, Managing Director Legal and Project Finance

If paid by wire transfer:

Bank:	BB&T
Account Name:	ViVA Consulting Group, Inc.
Swift Code:	BRBTUS33
Routing Number:	055003308
Account Number:	0005250164566
Address of Bank:	1097 Seven Locks Rd

Rockville, MD 20854-2903

Acceptance of Delivery

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the completed Subscription Agreement will be reasonably determined by the Company. The Company reserves the absolute right to reject any completed Subscription Agreement, in its sole and absolute discretion. The Company also reserves the right to waive any irregularities in, or conditions of, the submission of completed Subscription Agreements.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned Investor hereby certifies it (i) has received and relied solely upon information provided by the Company, (ii) agrees to all the terms and conditions of this Agreement, and (iii) is a resident of the state or foreign jurisdiction indicated below.

(a) The undersigned irrevocably subscribes for _____ Units at $100 per Unit, for a total Purchase Price of $_____

_____
Name of Investor (Print)

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Name of Joint Investor (if any) (Print)

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Signature of Investor

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Signature of Joint Investor (if any)

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Capacity of Signatory (if applicable)

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Social Security or Taxpayer Identification Number

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Residence Address

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City   State   Zip Code

Telephone ( )_____

If other than Individual check one and indicate capacity of signatory under the signature:
- ☐ Trust
- ☐ Estate
- ☐ Uniform Gifts to Minors Act of State of _____
- ☐ Attorney-in-fact
- ☐ Corporation
- ☐ Other

If Joint Ownership, check one:
- ☐ Joint Tenants with Right of Survivorship
- ☐ Tenants in Common
- ☐ Tenants by Entirety
- ☐ Community Property

☐ Backup Withholding Statement:
Please check this box only if the investor is subject to: backup withholding.

Foreign Person:
Please check this box only if the investor is a:

☐ nonresident alien, foreign corporation, foreign Company, foreign trust or foreign estate.

Investor agrees to the terms of the Agreement and, as required by the Regulations pursuant to the Internal Revenue Code, certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification Number and address provided above is correct, (2) Investor is not subject to backup withholding (unless the Backup Withholding Statement box is checked) either because Investor has not been notified that Investor is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified Investor that Investor is no longer subject to backup withholding and (3) Investor (unless the Foreign Person box above is checked) is not a nonresident alien, foreign partnership, foreign trust or foreign estate.

THE SUBSCRIPTION FOR _____ UNITS AT $100 PER UNIT, FOR A TOTAL PURCHASE PRICE OF $_____ BY THE ABOVE NAMED INVESTOR(S) IS ACCEPTED AS OF_____, 201_.

VIVA CONSULTING GROUP INC.

By: _____

Name: _____
Title: _____
Date: _____